

September 1, 2016

VIA EMAIL

Frank J. Julian, Esq.
Assistant Vice President, Legal
Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

> Re: <u>Jackson National Life Insurance Company</u>
> Jackson National Separate Account - I
> Elite Access Advisory Variable Annuity
> Initial Registration Statement filed on Form N-4
> File Nos. 811-08664 and 333-212424
>
> <u>Jackson National Life Insurance Company of New York</u>
> JNLNY Separate Account I
> Elite Access Advisory Variable Annuity
> Initial Registration Statement filed on Form N-4
> File Nos. 811-08401 and 333-212425

Dear Mr. Julian:

The staff reviewed the above-referenced initial registration statements, which the Commission received on July 7, 2016. We have given the registration statements a full review. Based on our review, we have the following comments. Unless noted otherwise, page references are to the pages in the marked (redline) courtesy copy of the Jackson National Separate Account – I ("Jackson National" or "the Company") prospectus and SAI provided to the staff, and item references are to the item numbers set forth in Form N-4. In addition, the comments provided below, unless stated otherwise, also apply to JNLNY Separate Account I's ("JNLNY") registration statement.

GENERAL

1. Please advise supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's obligations under the Contract or whether the Company will be solely responsible for payment of Contract

benefits.

2. *Jackson National Only*: Please confirm that all material state-required variations to the Contract terms described in the prospectus are disclosed therein. *See, e.g.*, Key Facts, Free Look (p. 4); The Annuity Contract (p. 13); Income Options, (p. 45); Death benefit options (p. 47).

PROSPECTUS

3. **Fees and Expenses Tables (pp. 6 - 7)**

   a. *Periodic Expenses*: In the introductory sentence, please change "(and footnotes)" to "(and footnote)" because the table includes only one footnote.

   b. *Monthly Contract Charge*: Please state the Contract Charge as an annual charge (*i.e.*, $120). Also make the corresponding change to the footnote (*i.e.*, $30 increase on fifth anniversary). Further, please add a sentence to the footnote to disclose the maximum annual Contract Charge that could apply to a Contract held for the average expected accumulation phase. Corresponding changes should also be made to the disclosure on page 33.

   c. Please confirm supplementally that there are no asset based charges deducted under the Contracts.

4. **Fund Operating Expenses (pp. 8 - 10)**

   a. Please confirm supplementally that the fee table includes the data from the underlying funds' most recent prospectuses.

   b. Please remove footnotes J - T as these footnotes are not permitted nor required by Item 3 of Form N-1A. Fee and expense waivers may only be shown if they remain in effect for at least one year from the effective date of the N-1A registration statement for the portfolio company. (*See* Form N-4, Item 3, Instruction 20; Form N-1A Item 3, Instruction 3(e))

5. **The Annuity Contract (p. 9)**

   Please delete the sentence in the last paragraph preceding the heading "Jackson" that references the Contract and endorsements as constituting the agreement with the Company. A registrant may not disclaim the accuracy and/or completeness of prospectus disclosure by reference to a Contract.

6. **Expense Example (p. 11 - 12)**

   a. Please specify the charges that are referred to in the following statement: "The cost of the Monthly Contract Charge is determined by dividing the total amount of *such*

charges collected during the calendar year . . . ." (emphasis added). Supplementally, please explain why this method of calculating the charge is appropriate.

b. Supplementally, please explain how the figures in the expense examples were calculated.

7. Jackson (p. 13)

Please confirm that the third paragraph of this subsection, regarding electronic documentation, remains accurate and update the disclosure as appropriate.

8. Investment Divisions (p. 16 - 32)

Please include a prominent statement explaining how the underlying funds' prospectuses may be obtained, and that an investor should read the prospectuses carefully before investing. (*See* Item 5(d))

9. Contract Charges

a. *Monthly Contract Charge* (p. 33): Please move the first sentence of the second paragraph ("The Monthly Contract Charge will increase by $2.50 . . . ."), as revised in response to comment 3b above, to appear after the first sentence of the first paragraph ("During the accumulation phase we deduct . . . .").

b. *Transfer Charge* (p. 34):

i. If Jackson National retains the amount deducted as a transfer charge, please so indicate. If not, please identify the person who receives the amount deducted. In either case, please identify the service(s) provided in consideration for the charge. (*See* Item 6(a))

ii. <u>*Jackson National Only*</u>: In the third full sentence, please change "we may charge a lesser fee where required by state law" to "we will charge a lesser fee where required by state law."

iii. <u>*JNLNY Only*</u>: Please change the third full sentence to specifically identify what is required by New York law.

c. *Withdrawal Charge* (p. 35): Please remove redundant language, as appropriate. The disclosure states:

"The withdrawal charge compensates us for costs associated with selling the Contracts."

"The withdrawal charge compensates us for expenses associated with the acquisition of business including administrative and marketing expenses and other distribution expenses incurred by us or our affiliated distributor."

d. <u>*Jackson National Only*</u>: *Commutation Fee* (p. 35):

    i. Where the income options are first introduced, please cross reference the section where each income option is explained (*e.g.*, See Income Options, page 45).

    ii. If Jackson National retains the amount deducted as a commutation fee, please so indicate. If not, please identify the person who receives the amount deducted. In either case, please identify the service(s) provided in consideration for the charge. (*See* Item 6(a))

10. Purchases (p. 38 - 39)

    a. Please disclose the circumstances that would cause the Company to refuse any premium payment. Please also clarify whether the Company reserves the right to refuse all future premium payments and, if it does, disclose the effect on Contract Owners' ability to fund their retirement with the Contract.

    b. *Minimum Additional Premiums*: Please include a statement of when initial and subsequent purchase payments are credited. (Item 10(a)(ii))

    c. *Accumulation Units*:

        i. Please explain that investment performance of the portfolio companies, expenses, and deduction of certain charges affect the Accumulation Units' value. (Item 10(b))

        ii. Disclose when Accumulation Units are calculated and credited if a premium payment is made after the close of the New York Stock Exchange.

        iii. Please confirm the following statement supplementally: "As of the date of this prospectus, we have such an agreement with Morgan Stanley Smith Barney LLC and SBHU Life Agency."

11. Transfers and Frequent Transfer Restrictions (p. 40)

Please disclose any minimum dollar amount applicable to transfers of Contract Value.

12. Telephone and Internet Transactions (p. 42)

    a. *The Basics*: Please define "business hours" for clarity.

    b. *What You Can Do and How*: Please provide additional information regarding the "[a]dditional limitations" referred to in the last sentence.

13. Income Payments (The Income Phase) (44 - 46)

    a. Please disclose the effect of assumed investment return. (Item 8(d))

    b. <u>*JNLNY Only*</u>: In the sixth paragraph, please specify what New York permits regarding income payments.

    c. Please disclose that the default annuity will be variable payments.

    d. *Fixed Income Payments*: Please disclose to whom annuity rates will be "more favorable."

    e. *Income Options*: Please clarify whether the four Income Options are variable and/or fixed.

    f. *Income Options; Option 1 – Life Income*: Disclose the possibility of receiving only one monthly payment.

14. Death Benefit (p. 46 - 47)

Payout Options: Please disclose the effect of not choosing a payment option. (Item 9(b))

15. *JNLNY Only*: Contract Owner Taxation – Withholding (p. 49)

Please specify whether New York has enacted a tax withholding rule similar to the identified federal income tax withholding requirements.

16. Jackson Taxation (and Jackson of NY Taxation) (p. 51)

Please confirm that the Company imposes a "Federal (DAC) Tax Charge" on this Contract and disclose the maximum charge in the fee table.

17. *Jackson National Only*: Other Information – Free Look (p. 54):

    a. In the parenthetical, please change "state" to lowercase because it is not a defined term.

    b. Please clarify that Owners will be given the greater of premium payments and Contract Value in those states that require the return of premium payments.

18. Appendix A: Trademarks, Service Marks, and Related Disclosures

Jackson National Only: If appropriate, please add "Dow Jones U.S. Contrarian Opportunities Index is a service mark of Dow Jones." The disclosure appears in JNLNY's Appendix A.

STATEMENT OF ADDITIONAL INFORMATION

19. Trademarks, Service Marks, and Related Disclosures

    a. *Jackson National Only*: If appropriate, please add "Capital" to the first line of the third paragraph, before "S&P 400 MidCap Index" as it appears in JNLNY's disclosure.

    b. *Jackson National Only*: Please confirm the following paragraph, found in JNLNY's SAI, was intended to be excluded from Jackson National's SAI:

Although MSCI shall obtain information for inclusion in or for use in the calculation of the MSCI Indexes from sources that MSCI considers reliable, none of the MSCI parties warrants or guarantees the originality, accuracy and/or the completeness of

any MSCI Index or any data included therein. None of the MSCI parties makes any warranty, express or implied, as to results to be obtained by the issuer of the JNL/Mellon Capital Frontier Markets 100 Index Fund, owners of the JNL/Mellon Capital Frontier Markets 100 Index Fund, or any other person or entity, from the use of any MSCI Index or any data included therein. None of the MSCI parties shall have any liability for any errors, omissions or interruptions of or in connection with any MSCI Index or any data included therein. Further, none of the MSCI parties makes any express or implied warranties of any kind, and the MSCI parties hereby expressly disclaim all warranties of merchantability and fitness for a particular purpose, with respect to each MSCI Index and any data included therein. Without limiting any of the foregoing, in no event shall any of the MSCI parties have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

20. Calculation of Performance (p. 11)

Jackson National Only: In the first sentence of page 11's first paragraph, please add "yield" between Money Market Division's" and "and effective yield."

PART C

21. Financial Statements, Exhibits, and Certain Other Information

a. Please file new powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

b. Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

TANDY REPRESENTATIONS

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statements. If you believe that you do not need to amend the registration statements in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statements, they will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statements. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

If you have any questions, please call me at (202) 551-7692. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at sabok@sec.gov. Mail or deliveries should include reference to Mail Stop 8626 and should include all nine digits of the following zip code: 20549-8262.

Sincerely,

/s/ Kathryn Sabo

Kathryn Sabo
Attorney-Adviser
Disclosure Review and Accounting Office